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                          February 9, 2024

       Walter V. Klemp
       Chief Executive Officer and Chairman
       Moleculin Biotech, Inc.
       5300 Memorial Drive, Suite 950
       Houston, Texas 77007

                                                        Re: Moleculin Biotech,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 2,
2024
                                                            File No. 333-276851

       Dear Walter V. Klemp:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Cavas S. Pavri